SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29458; 812-13657]

Claymore Exchange-Traded Fund Trust, et al.; Notice of Application

October 7, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application to amend a prior order under section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from sections 2(a)(32), 5(a)(1), 22(d),

22(e) and 24(d) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act

granting an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J)

granting an exemption from sections 12(d)(1)(A) and (B) of the Act ("Prior Order").[1]

Summary of Application: The Prior Order permits: (a) open-end management investment

companies, whose series are based on certain equity or fixed-income securities indexes (each, an

"Underlying Index"), to issue shares of limited redeemability; (b) secondary market transactions

in the shares of the series to occur at negotiated prices; (c) dealers to sell shares to purchasers in

the secondary market unaccompanied by a prospectus when prospectus delivery is not required

by the Securities Act of 1933 ("Securities Act"); (d) certain affiliated persons of the series to

deposit securities into, and receive securities from, the series in connection with the purchase and

redemption of aggregations of the series' shares; (e) under certain circumstances, certain series to

pay redemption proceeds more than seven days after the tender of shares; and (f) certain

registered management investment companies and unit investment trusts outside of the same

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[1]   Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 27469 (Aug. 28, 2006) (notice) and 27483 (Sept.18, 2006) (order), *as amended by* Investment Company Act Release Nos. 27982 (Sept. 26, 2007) (notice) and 28019 (Oct. 23, 2007) (order).

group of investment companies as the series to acquire shares of the series. Applicants seek to amend the Prior Order to: (a) permit certain Funds (as defined below) to track an Underlying Index that is created, compiled, sponsored, or maintained by an index provider ("Index Provider") that is an affiliated person, or an affiliated person of an affiliated person, of the Fund, its investment adviser, distributor, promoter, or any sub-adviser to the Fund; (b) delete the relief granted from the requirements of section 24(d) of the Act in the Prior Order and revise the applications on which the Prior Order was issued ("Prior Applications") to reflect such deletion; (c) modify the 80%/90% investment requirement in the Prior Applications; (d) revise the discussion of depositary receipts ("Depositary Receipts") in the Prior Applications; and (e) permit the personnel of the Adviser (as defined below) or any sub-adviser who are responsible for the designation and dissemination of the securities to be used for creations ("Deposit Securities") or redemptions ("Fund Securities") to also select securities for purchase or sale by actively-managed accounts of the Adviser or any sub-adviser.

Applicants: Claymore Exchange-Traded Fund Trust, Claymore Exchange-Traded Fund Trust 2, Claymore Exchange-Traded Fund Trust 3 (each, a "Trust" and together, the "Trusts"), Guggenheim Funds Investment Advisors, LLC ("Adviser"), and Guggenheim Funds Distributors, Inc. ("Distributor").

Filing Dates: The application was filed on May 5, 2009, and amended on November 23, 2009, September 3, 2010, and October 1, 2010. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in the notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on November 1, 2010, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 2455 Corporate West Drive, Lisle, IL 60532.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Each Trust is organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company. Each Trust offers one or more series (each a "Fund"), each of which operates as an exchange-traded fund ("ETF"). The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). The Adviser serves as investment adviser to each of the Funds and may retain sub-advisers ("Sub-Advisers") to manage the assets of one or more of the Funds. Any Sub-Adviser will be registered under the Advisers Act. The Distributor, a

broker-dealer registered under the Securities Exchange Act of 1934 ("Exchange Act"), serves as

principal underwriter and distributor for each of the Funds.

2. Applicants currently are permitted to offer Funds that operate in reliance on the

Prior Order and seek to track the performance of Underlying Indexes from Index Providers that

are not "affiliated persons" (as such term is defined in section 2(a)(3) of the Act), or affiliated

persons of affiliated persons, of a Trust, the Adviser, any Sub-Adviser to a Fund, the Distributor

or a promoter of a Fund. Certain Funds rely on the Prior Order and track an Underlying Index

provided by either AlphaShares, LLC ("AlphaShares") or Delta Global Indices, LLC ("Delta

Global") (collectively, the "Affected Funds").[2] Currently, neither AlphaShares nor Delta Global

is an affiliated person, nor an affiliated person of an affiliated person, of a Trust, the Adviser, or

any Sub-Adviser to a Fund, the Distributor or promoter of a Fund.

3. Applicants seek to amend the Prior Order to permit an Affected Fund to track an

Underlying Index that is created, compiled, sponsored, or maintained by an Index Provider that

is an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an

affiliated person, of a Trust, the Adviser, the Distributor, promoter, or any Sub-Adviser to the

Affected Fund solely because the Index Provider serves as a Sub-Adviser to a Subadvised Fund

(as defined below).[3] The Adviser proposes to offer a closed-end fund ("Closed-End Fund") for

which AlphaShares would serve as Sub-Adviser. In reliance on an order granting relief with

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[2] AlphaShares is the Index Provider for Guggenheim China Real Estate ETF, Guggenheim China Small Cap ETF, Guggenheim China All-Cap ETF, and Guggenheim China Technology ETF. Delta Global is the Index Provider for Guggenheim Shipping ETF.

[3] Applicants request that the requested order apply to any future series of the Trusts or other registered investment company advised by the Adviser or a person controlling, controlled by, or under common control with the Adviser that operates as an ETF (a "Future Fund") for which the Index Provider also serves as Sub-Adviser to another Fund or Future Fund or other registered investment company advised by the Adviser, or a person controlling, controlled by, or under common control with the Adviser (collectively "Subadvised Funds").

respect to the offering of actively managed Future Funds,[4] the Adviser and Claymore Exchange-

Traded Fund Trust 3 propose to offer three actively managed ETFs for which Delta Global

would serve as Sub-Adviser. Because the Adviser serves or will serve as investment adviser to

each, the Affected Funds and each Subadvised Fund could be deemed to be under common

control for purposes of section 2(a)(3). In addition, section 2(a)(3)(E) provides that any

investment adviser to an investment company is deemed to be an affiliated person of such

company. Accordingly, by serving as Sub-Adviser to a Subadvised Fund, each of AlphaShares

and Delta Global could be deemed to be an affiliated person of an affiliated person of the

Adviser and/or the Fund(s) for which it serves as Index Provider. As a result, applicants would

not be permitted to retain either AlphaShares or Delta Global as Sub-Adviser to a Subadvised

Fund, absent further exemptive relief.

    4.   Applicants state that the conflicts of interest that could result if an Index Provider

has a proscribed relationship with a Trust, the Adviser, any Sub-Adviser, the Distributor, or

promoter of a Fund include the ability of an affiliated person to manipulate the Underlying Index

to the benefit or detriment of the Fund, as well as conflicts that may also arise with respect to the

personal trading activity of personnel of the affiliated person who may have access to, or

knowledge of, changes to an Underlying Index's composition methodology or the constituent

securities in an Underlying Index prior to the time that information is publicly disseminated.

Applicants believe that these conflicts of interest are not applicable to the Affected Funds

because the Adviser is not part of the same organization as either Index Provider. Accordingly,

the Adviser will not be informed of any additions to or deletions from an Underlying Index

tracked by an Affected Fund (each, an "Applicable Underlying Index") prior to other market

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[4] Claymore Exchange-Traded Fund Trust 3, *et al.*, Investment Company Act Release No. 29256 (Apr. 23, 2010) (notice) and 29271 (May 18, 2010) (order).

participants or the general public. Applicants state that the Adviser therefore will not have any

ability to manipulate the components of the Applicable Underlying Indexes for its own benefit,

nor will it have an informational advantage over other market participants with regard to

additions to or deletions from the Applicable Underlying Indexes. Applicants further state that

the Adviser will not have any role in the (a) modification of an Applicable Underlying Index's

methodology, (b) selection of an Applicable Underlying Index's constituents, or (c) calculation

or dissemination of an Applicable Underlying Index's value, and shall have no access to the

information involved with items (a) – (c) or any changes thereto prior to their public

dissemination in advance of the rebalancing of an Applicable Underlying Index or any interim

modification arising from any corporate action.

5.	Applicants also state that the Adviser and the Index Providers have adopted

policies and procedures designed to prevent the dissemination and improper use of non-public

information in a manner similar to firewalls. Each of the Adviser, AlphaShares, and Delta

Global has adopted written policies and procedures in accordance with rule 206(4)-7 under the

Advisers Act, that contains: (a) a section that sets forth the applicable entity's insider trading

policy and that includes the applicable entity's procedures to prevent and detect the misuse of

material non-public information; and (b) the applicable entity's code of ethics which was

adopted pursuant to rule 17j-1 under the Act and rule 204A-1 under the Advisers Act, which

contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) of

the applicable entity from trading on the basis of, improperly disseminating or otherwise

engaging in any improper use of nonpublic information.

6.	Applicants further state that they will adopt, and will require AlphaShares and

Delta Global to adopt, policies and procedures that require the Applicable Underlying Indexes to be transparent. Each of AlphaShares and Delta Global will maintain a publicly available website on which it will publish the basic concept of each Applicable Underlying Index and disclose (a) the composition methodology for each such Applicable Underlying Index ("Index Composition Methodology") and (b) the components and weightings of the components of each Applicable Underlying Index (as of each rebalancing or interim modification arising from a corporate action). Applicants note that the identity and weightings of the component securities of the Applicable Underlying Index will be readily ascertainable by a third party because the Index Composition Methodology will be publicly available. Although each of AlphaShares and Delta Global reserves the right to modify its Index Composition Methodology in the future, such modifications would not take effect until the applicable Index Provider has given the Calculation Agent (as defined below) and the investing public at least 60 days' prior written notice, disclosed on the publicly available website of such Index Provider, that such changes are being planned to take effect.[5] Each Underlying Index will be reconstituted or rebalanced no more frequently than on a monthly basis.

7.   Applicants represent that any Index Provider to an existing Fund or a Future Fund that enters into a similar arrangement to serve as Sub-Adviser to a Subadvised Fund will be subject to the same policies and procedures as proposed herein with respect to AlphaShares and Delta Global. Applicants further represent that any relief granted pursuant to the application will only apply to an Index Provider whose affiliation with a Trust, the Adviser or any Sub-Adviser

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[5] The "Calculation Agent" is the entity that will implement the Index Composition Methodology, calculate and maintain the Applicable Underlying Indexes, and calculate and disseminate the Applicable Underlying Index values. The Calculation Agent is not and will not be an affiliated person within the meaning of section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a Trust, the Adviser, any Sub-Adviser, the Distributor, or a promoter of a Fund. The Calculation Agent will be instructed not to communicate any non-public information about the Applicable Underlying Indexes to anyone, but specifically not to the personnel of the Adviser with responsibility for the portfolio management of the Affected Funds. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Applicable Underlying Indexes to the Adviser (on behalf of the Affected Funds) and the public at the same time.

to a Fund, Distributor or promoter of a Fund arises from relationships such as those described in the application. Applicants acknowledge that Index Providers whose affiliation arises from relationships other than those described in the application may not serve as Index Provider to a Fund without additional exemptive relief.

Additional Changes to Prior Order

1.　　Applicants seek to amend the Prior Order to delete the relief granted from section 24(d) of the Act. Applicants believe that the deletion of the exemption from section 24(d) is warranted because the adoption of the summary prospectus should supplant any need by a Fund to use a product description ("Product Description").[6] The deletion of the relief granted with respect to section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Applications, revision of the Prior Applications to delete references to Product Descriptions, including in the conditions, and the deletion of condition 5 to the Prior Order.[7]

2.　　The Prior Applications state that a Fund will hold, in the aggregate, at least 80% or 90% of its total assets in the securities that comprise the relevant Underlying Index ("Component Securities"), and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index. Applicants seek to amend the Prior Order to require a Fund to hold at least 80% of its total assets in Component Securities of its Underlying Index or in Depositary Receipts or to-be-announced transactions ("TBAs") representing Component Securities (or underlying

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[6]　Investment Company Act Release No. 28584 (Jan. 13, 2009) (the "Summary Prospectus Rule").

[7]　Condition 5 states:

> Before a Fund may rely on the order, the Commission will have approved, pursuant to rule 19b-4 under the Exchange Act, an Exchange rule requiring Exchange members and member organizations effecting transactions in Fund Shares to deliver a Product Description to purchasers of Fund Shares.

securities representing Depositary Receipts, if Depositary Receipts are themselves Component Securities).

3.   Applicants wish to amend the Prior Order to revise certain representations regarding a Fund's ability to invest in Depositary Receipts. The Prior Applications state, among other things, that a Fund will invest only in Depositary Receipts listed on a national securities exchange as defined in section 2(a)(26) of the Act and that all Depositary Receipts in which a Fund invests will be sponsored by the issuers of the underlying security, except in certain circumstances. Applicants seek to amend the Prior Applications to state that Depositary Receipts include American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). With respect to ADRs, the depositary is typically a U.S. financial institution, and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. Rule 6620 of the Financial Industry Regulatory Authority ("FINRA") requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of applicants will serve as the depositary for any Depositary Receipts held by a Fund. A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

4.   Applicants also seek to amend the terms and conditions of the Prior Applications to provide that all representations and conditions contained in the Prior Applications that require a Fund to disclose particular information in the Fund's prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure

requirements adopted by the Commission in the Summary Prospectus Rule. Applicants believe

that the proposal to supersede the representations and conditions requiring certain disclosures in

the Prior Applications is warranted because the Commission's amendments to Form N-1A with

respect to ETFs as part of the Summary Prospectus Rule reflect the Commission's view with

respect to the appropriate types of prospectus and annual report disclosures for an ETF.

5.   Applicants also wish to amend the Prior Order to permit the personnel of the

Adviser or any Sub-Adviser who are responsible for the designation and dissemination of

Deposit Securities or Fund Securities to also select securities for purchase or sale by actively-

managed accounts of the Adviser or Sub-Adviser. The Prior Applications currently state that

such personnel will have no responsibilities for the selection of securities for purchase or sale by

any actively-managed accounts of the Adviser or Sub-Adviser. Applicants state that the Codes

of Ethics adopted by the Adviser and Distributor, among other procedures, adequately address

any conflicts of interest. Applicants also note that the Commission more recently has granted

exemptive relief with respect to index-based ETFs that does not contain the prohibition on

adviser personnel designating securities for a creation or redemption with respect to such ETFs

and also managing actively-managed accounts for the adviser.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to

the same conditions as those imposed by the Prior Order, except for condition 5 to the Prior

Order, which will be deleted.[8]

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.


Florence E. Harmon
Deputy Secretary


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[8] As noted above, all representations and conditions contained in the application and the Prior Applications that require a Fund to disclose particular information in the Fund's prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule.